UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **June 12, 2013**

AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA   **24541**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On June 14, 2013, American National Bankshares Inc. (the "Company"), American National Bank and Trust Company, the Company's wholly-owned bank subsidiary, and Jeffrey V. Haley, the Company's Chief Executive Officer, entered into an amended and restated Executive Severance Agreement (the "Agreement"). The Agreement contains certain amendments and revisions relating to the extension, under various circumstances, of the period during which Mr. Haley would receive certain payments and benefits from 12 months to 24 months. The terms and conditions of the Agreement, as amended and restated, are described below:

The term of the Agreement is effective upon a change in control (as such term is defined) of the Company and for three years thereafter. The Agreement provides that Mr. Haley's base salary and profit sharing and incentive compensation cannot be reduced during such three-year period. The Agreement also provides for Mr. Haley to receive continued salary and benefits if his employment is terminated "without cause" (as such term is defined) during the term of the Agreement. If his employment is terminated without cause during the term of his Agreement, Mr. Haley will receive continued salary and benefits during the period beginning on the termination date and ending on a date that is 24 months thereafter or the last day of the term of the Agreement, whichever occurs first.

The Agreement also provides for continued salary and benefits if Mr. Haley resigns under certain circumstances. Beginning in the fourth month after a control change, and through the twelfth month after the transaction, Mr. Haley may resign for any reason and receive continued salary and benefits for 24 months. After the first anniversary of the control change, Mr. Haley may resign if his resignation is on account of a reduction in the executive's compensation, a required relocation of his office more than thirty miles from Danville, Virginia, or a reduction in the duties or title assigned to him as of the first anniversary of the control change. If he so resigns, Mr. Haley will receive continued salary and benefits for the period beginning on the termination date and ending on the last day of the term of the Agreement.

The Agreement is governed by two limitations. First, the Agreement terminates after Mr. Haley attains age 65. Second, no amounts are payable and no benefits will be provided under the Agreement to the extent that such payments or benefits, together with other payments or benefits under other plans, agreements or arrangements, would make Mr. Haley liable for the payment of an excise tax under Section 4999 of the Internal Revenue Code of 1986.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 10.1 to this report and is incorporated herein by reference.

Date: June 14, 2013   /s/ William W. Traynham
                                                        Senior Vice President and Chief Financial Officer